Exhibit 10.9

Addendum Agreement

This Addendum Agreement (the “Addendum”), entered into and made effective as of the latest date of signature appearing below (the “Addendum Date”) by and among Endorecherche, Inc. (“Endorecherche”) and Schering Corporation and Schering-Plough Ltd. (together, “Schering”), amends and supplements that certain agreement by and between Endorecherche and Schering, dated January 1, 1992, as previously amended (the “Agreement”).

WHEREAS, Endorecherche and Schering have been collaborating in the development of a certain antiestrogen compound as a Licensed Compound under the terms of the Agreement; and

WHEREAS, Endorecherche now desires to assume sole responsibility for the continued development of such antiestrogen compound; and

WHEREAS, Schering is willing to grant such responsibility to Endorecherche on the terms and conditions set forth in this Addendum,

NOW, THEREFORE, Endorecherche and Schering agree that the terms and conditions of the Agreement shall be amended as follows:

Article I. Definitions

Except as otherwise expressly set forth in this Addendum, all capitalized terms used herein, whether in the singular or plural, shall have the respective meanings set forth in the Agreement.

1.01 “Acolbifene” shall mean the specific antiestrogen compound known as acolbifene (also referred to by the parties as EM-652 or SCH 57068) and having the chemical structure set forth in Exhibit 1 (attached hereto).

1.02 “Canadian Development Costs” shall have the meaning set forth in Section 3.05(c) of this Addendum.

1.03 “Commercial Rights in Canada” shall have the meaning set forth in Section 3.05 of this Addendum.

1.04 “Development Costs” shall mean any and all internal and external costs actually incurred by EndoRecherche or its Affiliates on or after the Addendum Date in connection with the development of Acolbifene.

1.05 “Diligence Period” shall mean the period of sixty (60) days beginning on the date on which Schering receives all of the Phase III Results.

[***] Represents information redacted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended

1.06 “Earned Royalty”, solely as such term is used in this Addendum with respect to Licensed Products containing Acolbifene, shall have the meaning set forth in Section 3.03(f) of this Addendum.

1.07 “Existing Patent Rights” shall mean (i) any Patent Rights existing on the Addendum Date, and (ii) any continuations, divisions, extensions, renewals, reissues, reexaminations or supplementary protection certificates arising after the Addendum Date based upon any such Patent Rights.

1.08 “Option” shall have the meaning set forth in Section 3.01 of this Addendum.

1.09 “Option Date” shall have the meaning set forth in Section 3.03(a) of this Addendum.

1.10 “Option Period” shall mean the period beginning on the Addendum Date and expiring on the earlier of (i) ninety (90) days after the date on which Schering receives all of the Phase III Results, including as such ninety (90) day period may be extended pursuant to Section 3.01(b), or (ii) Endorecherche’s receipt of written notice from Schering in accordance with Section 3.01.

1.11 “Phase III Results” shall have the meaning set forth in Section 2.02(c) of this Addendum.

1.12 “Regulatory Approval” shall mean any and all approvals (including NDA approvals), licenses, registrations, or authorizations of any federal, national, multinational, state, provincial or local regulatory agency, department, bureau or other governmental entity necessary for the manufacture, use, storage, import, export, transport, promotion, marketing or sale of a prescription pharmaceutical product for use in humans in a country in the Territory (including without limitation, any pricing or pricing reimbursement approvals).

1.13 “Reverse Royalty” shall have the meaning set forth in Section 3.04 (d) of this Addendum.

Article II. Development Program

2.01 Continuation of the Development Program. Effective as of the Addendum Date, and notwithstanding anything in the Agreement to the contrary, Endorecherche shall be solely responsible for the continued development of Acolbifene in the Territory. This will include the planning, design and performance of all Phase III clinical studies, toxicology studies, and any other research and development activities necessary or desirable, in the opinion of Endorecherche, to support any NDAs or other Regulatory Approvals for Acolbifene in the Territory. For purposes of clarity and avoidance of doubt, the parties hereto acknowledge and agree that Endorecherche shall have the obligation to use diligent efforts in connection with the continued development of

Acolbifene. However, Endorecherche shall have the right to terminate its continued development efforts for Acolbifene at any time. In the event that Endorcherche determines (in its sole discretion) to terminate such efforts, it shall promptly notify Schering in writing to that effect. Effective upon Schering’s receipt of such notice, the terms of Section 6.06 of this Addendum shall govern.

(a)	Use of Contractors. Endorecherche shall have the right to use third party contractors in connection with the development of Acolbifene during the Option Period. Endorecherche shall ensure that each such third party contractor is obligated to appropriate confidentiality and non-use restrictions with respect to all proprietary data and information related to Acolbifene to which they are provided access. Endorecherche shall also ensure that any such third party contractors are contractually obligated to assign, or exclusively license with the right to grant sublicenses, to Endorecherche (or its designee) any and all data, information, developments, inventions or discoveries (whether patentable or not) generated by such third parties related to Acolbifene, formulations containing Acolbifene, and/or the manufacture or use thereof.

(b)	Obligation to cooperate. Schering shall, upon request, cooperate with Endorecherche by providing Endorecherche with a copy of and/or reasonable access to any data, information or know-how related to Acolbifene in Schering’s or its Affiliates’ possession or control that is necessary or useful to Endorecherche in connection with the further development of Acolbifene, including without limitation know-how related to the manufacture of Acolbifene. In addition Schering shall provide Endorecherche with appropriate documentation to grant Endorecherche rights to cross reference and to access the contents of any NDAs, INDs or other similar regulatory submissions for Acolbifene that are held by Schering or its Affiliates in the Territory, to enable Endorecherche to carry out the further development of Acolbifene as contemplated hereunder.

(c)	Supplies of Acolbifene. To the extent that Schering or its Affiliates have available any supplies of Acolbifene (including supplies of bulk active drug substance and supplies of finished product), Schering shall provide Endorecherche with a listing of such materials. Endorecherche shall have the right to request Schering to deliver such materials to Endorecherche (or its designated contractor) for use by Endorecherche in the further development of Acolbifene in the Territory. Upon receipt of such a request in writing Schering shall, to the extent permitted under applicable law, provide the requested materials to Endorecherche. The materials will be shipped FCA (Incoterms 2000) to a facility designated in writing by Endorecherche. To the extent available, Schering shall provide a certificate of analysis or other appropriate documentation together with such materials; provided that Schering shall not have any obligation to complete any additional testing, re-certification or other analyses of such materials. Endorecherche shall be solely responsible for the proper storage, handling, distribution and use of all materials delivered by Schering under this Section 2.02(c) and shall comply with all applicable laws, rules and regulations in connection therewith.

(d).	Warranty Disclaimer Regarding Materials. ANY SUPPLIES OF ACOLBIFENE (INCLUDING BULK ACTIVE AND FINISHED PRODUCT) REFERENCE SAMPLES OR OTHER MATERIALS DELIVERED TO ENDORECHERCHE (OR ITS DESIGNEES) BY SCHERING PURSUANT TO SECTION 2.02(c) ARE PROVIDED “AS IS”, WITHOUT ANY REPRESENTATION OR WARRANTY OF ANY KIND, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF NONINFRINGEMENT, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY SPECIFICALLY EXCLUDED AND DISCLAIMED.

2.02 Development Program Results. During the Option Period, Endorecherche shall keep Schering reasonably informed as to the status and results of all development work for Acolbifene performed by or on behalf of Endorecherche. This shall include providing Schering with semi-annual written reports describing the research and development activities related to Acolbifene being conducted by or on behalf of Endorecherche and summarizing the data and results of work completed during the relevant calendar quarter. Any such reports, as well as any proposed protocols to be reviewed by Schering under Section 2.02(a), shall be forwarded to the attention of Schering’s Executive Vice President, Global Clinical Development at the address for notice set forth in Section 7.05.

(a)	Study Protocols. Endorecherche shall be responsible (at its own expense) for the design of all preclinical and clinical studies involving Acolbifene to be undertaken during the Option Period. Endorecherche shall provide Schering with advance copies of all protocols for proposed studies involving Acolbifene in order to provide Schering a reasonable opportunity to review and comment on the protocol and study design. Schering shall provide any comments to the protocol within thirty (30) days of receipt and Endorecherche shall consider in good faith any comments made by Schering with respect to the protocols and/or study design.

(b)	Review Meetings. During the Option Period, the parties shall meet from time to time (and in any event at least once per calendar year) to review and discuss the progress and results of development work related to Acolbifene and plans for additional development work to be undertaken by or on behalf of Endorecherche. These review meetings shall take place at times and places to be agreed upon by the parties, and may be conducted in person, via teleconference or videoconference. Each party shall be solely responsible for its own costs and expenses incurred in connection with such meetings.

(c)	Phase III Results. Following the successful completion of the Phase III clinical studies necessary to support the filing of an NDA for Acolbifene in the United States (i.e., completion of appropriately powered Phase III clinical trials meeting the established clinical endpoints for safety and efficacy of Acolbifene, as set forth in the protocol for such study), Endorecherche shall deliver to Schering a detailed report of all final data and results of such Phase III clinical studies (the “Phase III Results”). The report of Phase III Results shall include an electronic copy of all Phase III study data in a format reasonably acceptable to Schering.

(d)	Due Diligence. During the Diligence Period, Endorecherche shall (upon request and at Schering’s expense) provide Schering and its representatives with reasonable access to any and all data and information related to the development of Acolbifene in Endorecherche’s possession or control to enable Schering to complete a due diligence review of such data and information. Such due diligence review shall include access to all preclinical data (including without limitation toxicology and pharmacokinetic data), clinical data, formulation data, and data and information related to the manufacture of Acolbifene, as well as all communications with regulatory authorities in the Territory with respect to Acolbifene.

2.03 Development Costs. Except as expressly set forth in this Addendum, and notwithstanding anything in the Agreement to the contrary, Endorecherche shall be solely responsible for any and all Development Costs incurred by Endorecherche in connection with the development of Acolbifene during the Option Period. Within thirty (30) days after providing the Phase III Results to Schering, Endorecherche shall provide Schering with an itemized statement of the aggregate total of all Development Costs actually incurred by Endorecherche during the Option Period up to completion of the Phase III study, as well as an estimate of any additional Development Costs anticipated to be incurred during the remainder of the Option Period.

2.04 Unpaid Milestone Payments and Unpaid Invoices. To the extent that any amounts properly due and payable by Schering to Endorecherche under the terms of the Agreement as a result of:

(i)	costs of development activities for Acolbifene approved by the PCC (or otherwise agreed to by the parties) that were performed by Endorecherche prior to the Addendum Date in accordance with the terms of the Agreement (as documented by detailed invoices with supporting documentation provided to Schering); or

(ii)	the achievement of any milestones set forth in Article 3, Paragraph (a) of the Agreement,

remain unpaid on the Addendum Date, Schering shall pay all such amounts to Endorecherche within thirty (30) days after the Addendum Date. Schering shall have the right to conduct an audit of Endorcherche’s records in accordance with the terms of Section 3.03(g) of this Addendum in order to verify any amounts claimed by Endorecherche under Section 2.04(i). To the extent that any amounts that are claimed by Endorecherche under Sections 2.04(i) and/or 2.04(ii) are disputed by Schering, the parties shall use good faith efforts to resolve such disputes within thirty (30) days after the Addendum Date, and any such disputes which cannot be resolved during that period shall be resolved in accordance with the terms of Article 9, Paragraph (d) of the Agreement.

[***] Represents information redacted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended

Article III. Option Rights

3.01 Schering Option Rights. Schering shall, except as expressly set forth in Section 3.05 with respect to rights in Canada, have the option (the “Option”) to either (i) retain its exclusive licenses to Acolbifene in the entire Territory under the terms and conditions of the Agreement, as modified by this Addendum, or (ii) terminate its exclusive licenses to Acolbifene in the entire Territory. The Option shall be exercisable by Schering (in its sole discretion) at any time during the Option Period by providing written notice to Endorecherche clearly identifying whether Schering is retaining or terminating its licenses to Acolbifene.

(a)	Effect of Failure to Provide Notice. In the event that Schering fails to provide any such notice to Endorecherche prior to the expiration of the Option Period, then Schering’s licenses to Acolbifene shall terminate effective upon expiration of the Option Period in the same manner as if Schering had provided notice of such termination to Endorecherche.

(b)	Extension of Option Period. The Option Period shall be extended in the event that Schering is not able to complete a reasonable due diligence review of Acolbifene (as contemplated under Section 2.02(d)) during the Diligence Period due to delays or failure by Endorecherche to provide access to data and information related to Acolbifene. Schering shall notify Endorecherche in writing on or before the expiration of the Diligence Period of any such delays or failures which notice shall clearly identify the relevant data and information required to complete the due diligence review. Endorecherche shall provide Schering with access to such data and information as soon as practicable thereafter, and the length of any such extension of the Option Period shall be such that the Option Period will expire thirty (30) days after Schering is provided access to such data and information.

3.02 No Licenses. Except as expressly set forth in Section 3.05 with respect to Canada, during the Option Period Endorecherche and its Affiliates shall not grant or convey (expressly, by implication or otherwise) to any third party any licenses, options or other rights, title or interests in or to Acolbifene or any Patent Rights or Know-How related thereto.

3.03 Effects of Retaining the Licenses. In the event that Schering exercises the Option under Section 3.01 and retains the licenses to Acolbifene, then the provisions set forth in this Section 3.03 shall become effective and the provisions of Section 3.04 shall become null and void as of the date on which Endorecherche receives such notice.

(a)

Control of Development and Commercialization. Effective upon the date on which Schering exercises the Option (the “Option Date”), and subject to payment by Schering of the amounts provided for in this Section 3.03, Schering shall take over responsibility for the continued development and commercialization of Acolbifene within the Territory, except as expressly set forth in Section 3.05 with regard to development and commercialization in Canada. The PCC shall continue to be responsible for overseeing such continued development of Acolbifene throughout the entire Territory in accordance with the terms of Article 4B of the Agreement; provided that decision making with regard to the commercialization of Acolbifene in Canada shall be governed by the provisions of Section 3.05.

(b)	Diligence. Schering’s diligence obligations set forth in Article 4, Paragraph (g) of the Agreement shall apply with respect to the commercialization of Acolbifene in the Territory (excluding Canada). In particular, Schering (or its designated Affiliates or sublicensees) shall use such diligent efforts to seek to obtain and thereafter maintain marketing authorizations (including pricing and pricing reimbursement approvals) for Acolbifene in the United States, the European Union and such other countries in the Territory (excluding Canada) where Schering determines it is commercially reasonable to do so. For purposes of clarity and avoidance of doubt, the parties agree that factors to be considered in evaluating “diligent efforts” as used in this Section 3.03(b), shall include without limitation the commercial value and potential of the products in the relevant country, the approved product labeling in the country, the scope and duration of patent protection and other forms of marketing exclusivity available for the product in the relevant country, and the available pricing/reimbursement approvals for the product in the relevant country.

(c)	Reimbursement of Development Costs. Within thirty (30) days after Schering exercises the Option, Endorecherche shall provide Schering with a detailed itemized invoice (including supporting documentation) of any and all Development Costs actually incurred by Endorecherche for development activities performed by or on behalf of Endorecherche on or after the Addendum Date but prior to the Option Date. Within thirty (30) days after receipt of that invoice, Schering shall pay to Endorecherche an amount equal to one hundred and percent (100%) of the aggregate total of the documented Development Costs (excluding any Canadian Development Costs) actually incurred by Endorecherche.

(d)	Additional Compensation to Endorecherche. Within thirty (30) days after Schering’s receipt of the invoice of Development Costs pursuant to Section 3.03(c), Schering shall pay to Endorecherche the lesser of (i) an additional amount equal to fifty percent (50%) of the aggregate total of the amount properly due under Section 3.03(c) based upon documented Development Costs (excluding any Canadian Development Costs) actually incurred by Endorecherche, or (ii) fifteen million US dollars ($15,000,000). Such payment shall be in lieu of the Phase III milestone payment provided for in Article 3, Paragraph (a)(v) of the Agreement and Schering shall have no further obligations or liability to Endorecherche with respect thereto.

(e)	Change in Milestone Payments for Regulatory Approval. The milestone payment obligations provided for in Article 3, Paragraphs (a)(vi) and (a)(vii) of the Agreement are hereby deleted and replaced in their entirety with the following revised milestone payment obligations:

(vi)	($ [***] upon [***].

(vii)	($ [***] upon [***].

[***] Represents information redacted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended

For purposes of clarity, the parties acknowledge and agree that each of the revised milestone payments provided for in this Section 3.03(e) shall become due and payable upon the first occurrence of the applicable milestone event, notwithstanding the cap on the aggregate total of milestone payments provided for in Article 3, Paragraph (a) of the Agreement. The parties further acknowledge and agree that Schering’s diligence obligations set forth in Section 3.03(b) shall (without limitation) apply with respect to Schering’s efforts to achieve the foregoing milestones for [***].

(f)	Change in Earned Royalty Rate. The definition of Earned Royalty set forth in Article 1, Paragraph (b)(1) of the Agreement shall not apply solely with respect to Licensed Products containing Acolbifene, which shall instead be governed by the following new provisions:

With respect to Licensed Products containing Acolbifene (including Net Sales of Licensed Combinations containing Acolbifene as calculated in accordance with Article 1, Paragraph (b)(2) of the Agreement), the term “Earned Royalty” means an amount equal to either:

(i)	[***]%) of such Licensed Products in those countries in the Territory (excluding Canada) where the Licensed Product are covered by a Valid Claim, and

(ii)	[***]%)of such Licensed Products in those countries in the Territory (excluding Canada) where the Licensed Product is not covered by a Valid Claim in such country.

For purposes of clarity, the parties acknowledge that Schering shall pay the royalties provided for in (i) or (ii) above, as applicable, on sales of Licensed Products in each country in the Territory (excluding Canada) until (1) the date on which the Agreement expires pursuant to Article 7, Paragraph (a), or (2) solely with respect to those countries in the Territory (excluding Canada) where the Licensed Product is covered by a Valid Claim of a Patent Right that will expire after the date the Agreement expires under Article 7, Paragraph (a), until the date of expiration of the last to expire Patent Rights (including any extensions thereof) in such country containing a Valid Claim covering the Licensed Product.

[***] Represents information redacted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended

(g)	Audit of Development Costs. Endorecherche shall, and will cause its Affiliates to, keep and maintain complete and accurate books and records as are required accurately to determine all Development Costs incurred by Endorecherche during the Option Period. Schering shall have the right, at its own expense and through a certified public accountant reasonably acceptable to Endorecherche, to examine and audit such books and records during regular business hours during the six (6) month period following the exercise of the Option by Schering. The accountant shall report to Schering only as to the accuracy of the Development Costs reported to Schering and the related payments made pursuant to Sections 3.03(c) and 3.03(d). If such examination reveals an overpayment by Schering, then Endorecherche shall promptly reimburse Schering for such overpayment, and if the overpayment exceeds [***] of the total amount properly due, Endorecherche shall bear the cost of the audit.

(h)	Effect of Diligence Failure by Schering. In the event that Schering fails to use diligent efforts (in accordance with Section 3.03(b) of this Addendum) to commercialize at least one Licensed Product containing Acolbifene in the United States, the European Union or such other countries in the Territory where Schering determines it is commercially reasonable to do so, and fails to cure such breach in accordance with the terms of Section 6.02 of this Addendum, then Endorecherche shall have the right to terminate this Addendum and Schering’s licenses and other rights to Licensed Products containing Acolbifene in accordance with the terms of Section 6.02(a)(i) or 6.02(a)(ii), as applicable. The parties rights and obligations following any such termination shall be goverened by the terms of Section 6.04(a).

3.04 Effects of Terminating the Licenses. In the event that Schering notifies Endorecherche pursuant to Section 3.01 that it is terminating the licenses to Acolbifene, or in the event that such licenses are terminated pursuant to Section 3.01(a) of this Addendum, then the provisions of Section 3.03 shall become null and void and the provisions set forth in this Section 3.04 shall become effective as of the effective date of such termination.

(a)

Termination of Licenses. All of Schering licenses and other rights set forth in the Agreement with respect to the development and commercialization of Acolbifene and Licensed Products containing Acolbifene within the Territory (including Canada) shall terminate and revert to Endorecherche. Endorecherche shall, subject to the terms of Section 3.04(f), thereafter have the exclusive right (at its own expense) to develop and commercialize within the Territory any and all Licensed Products containing Acolbifene. Endorecherche shall assume sole responsibility and control (at its own cost and expense) for the filing, prosecution, maintenance, enforcement and defense of the ENDORECHERCHE Patent Rights covering Licensed Products containing Acolbifene in the Territory. Schering shall reasonably cooperate with Endorecherche to complete a timely transfer to Endorecherche of full responsibility for any such ENDORECHERCHE Patent Rights that are under Schering’s control as soon as practicable after the termination of Schering’s licenses to Acolbifene.

(b)	License Grant by Schering. Effective as of the date on which Schering’s licenses to Acolbifene are terminated pursuant to Section 3.04(a), Schering and its Affiliates hereby grant to Endorecherche an exclusive, worldwide royalty-bearing license, with the right to grant sublicenses, under any SCHERING Patent Rights and to use any SCHERING Know-How to make, have made, use and sell Licensed Products containing Acolbifene in the Field in the Territory (including Canada). The foregoing licenses shall be exclusive even as to Schering. Schering shall remain solely responsible (at its own expense) for the filing, prosecution, maintenance, enforcement and defense of the SCHERING Patent Rights covering Licensed Products containing Acolbifene in the Territory which activities shall be governed by the terms of Article 6 of the Agreement.

(c)	Responsibility for maintaining Licensed SCHERING Patent Rights. In the event that Schering intends to discontinue efforts to prosecute and/or maintain one or more of the SCHERING Patent Rights licensed to Endorecherche under this Section 3.04(b) in a given country or countries in the Territory, Schering shall promptly notify Endorecherche in writing to that effect. Upon receipt of such notice, Endorecherche shall have the right to assume responsibility (at Endorecherche’s sole expense) for all further prosecution, maintenance, enforcement and defense of such SCHERING Patent Rights in such country(ies) by providing Schering with written notice to that effect within thirty (30) days. If Endorecherche exercises this right to assume responsibility for such Patent Rights, Schering and Endorecherche shall cooperate to complete a timely transfer of such responsibility to Endorecherche (or its designated outside patent counsel).

(d)

Enforcement of Licensed SCHERING Patent Rights. Schering agrees to promptly take all commercially reasonable legal action to protect the SCHERING Patent Rights licensed to Endorecherche under Section 3.04(b) against infringements by third parties. If within three (3) months following receipt of written notice from Endorecherche, Schering fails to file suit or take such other action as appropriate to halt the alleged infringement, Endorecherche shall, in its sole discretion and at its own expense, have the right to take such action as it deems warranted in its own name or in the name of Schering. In the event of any third party certification filed pursuant to 21 U.S.C. §355(b)(2)(A)(iv) and 355(j)(2)(A)(vii) (or any amendment or successor statute thereto) with respect to a SCHERING Patent Right licensed to Endorecherche under Section 3.04(b), if Schering fails to file suit at least fourteen (14) days prior to the expiration of the forty-five (45) day period set forth in 21 U.S.C. §355(c)(3)(C) (or any amendment or successor statute thereto), then Endorecherche shall have the right to bring such an infringement action, in its sole discretion and at its own expense, in its own name and/or in the name of Schering. If Endorecherche consents in the exercise of its sole discretion to grant a license under the SCHERING Patent Rights to any third party infringer, then after deduction by Endorecherche of any out-of-pocket costs and expenses of enforcing and defending the SCHERING Patent Rights against such third party infringer incurred by Endorecherche, the parties shall split any license fees, milestone payments, pre-paid royalties, or running royalty payments received from such third party as follows: [***] %) to Endorecherche and [***] %) to Schering.

(e)	Know-How Transfer. Schering shall, upon request, reasonably cooperate with Endorecherche to transfer to Endorecherche (or its designated sublicensee) any SCHERING Know-How in its possession or control that is reasonably necessary to enable Endorecherche to obtain Regulatory Approval for Licensed Products containing Acolbifene in the Territory (including without limitation, copies of any pre-clinical or clinical research data for Acolbifene). The parties shall use commercially reasonable efforts to complete this transfer as soon as practicable after the termination of Schering’s licenses to Acolbifene.

(f)	Reverse Royalty Obligations. In consideration for the rights and licenses being conveyed to Endorecherche under this Section 3.04, Endorecherche shall pay to Schering a Reverse Royalty equal to [***] %) of any and all Net Sales of Licensed Products containing Acolbifene. For purposes of this Section 3.04(f), the term “Net Sales” shall mean the gross amounts invoiced for sales of Licensed Products containing Acolbifene by Endorecherche, its Affiliates or sublicensees to independent third parties (whether an end-user, a distributor or otherwise), and exclusive of intercompany transfers or sales among Endorecherche, its Affiliates and/or Sublicensees in the Territory, less the reasonable and customary deductions from such gross amounts for (1) cash, trade and/or quantity discounts, (2) amounts repaid or credited by reason of rejections or returns of goods, rebates or because of retroactive price reductions, and (3) freight, postage and duties (when included in billing).

(g)	Quarterly Sales Reports and Royalty Payments. Commencing upon the first commercial sale of a Licensed Product containing Acolbifene in the Territory, Endorecherche shall provide to Schering within sixty (60) days after the end of each calendar quarter a full and true accounting of all Net Sales of Licensed Products containing Acolbifene in the Territory during such calendar quarter. Endorecherche shall simultaneously pay to Schering a sum equal to the Reverse Royalty due on such Net Sales.

(h)

Record Keeping and Audits. Endorecherche shall, and will cause its Affiliates and sublicensees to, keep and maintain complete and accurate books and records as are required accurately to determine Net Sales and Reverse Royalties payable to Schering for three (3) years following the date on which such royalties were paid or reported. Schering shall have the right, at its own expense and through a certified public accountant reasonably acceptable to Endorecherche, to examine and audit such books and records during regular business hours during the life of this Addendum and for two (2) years after its termination. The accountant shall report to Schering only as to the amount of Net Sales and the accuracy of the

[***] Represents information redacted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended

Reverse Royalty statements and payments. If such examination reveals an underpayment, then Endorecherche shall promptly make up such underpayment and, for any period in which the underpayment exceeds five percent (5%) of the total amount properly due, shall bear the cost of the audit.

(i)	Payment from Affiliates. Any Affiliate of Endorecherche may pay directly to Schering the Reverse Royalty due on such Affiliate’s Net Sales hereunder. Whenever Endorecherche shall reasonably demonstrate to Schering that, in order to facilitate direct Reverse Royalty payments by an Affiliate, it is desirable that a separate license agreement be entered into between Schering and such Affiliate, Schering will grant such license directly to such Affiliate by means of an agreement which shall be consistent with the terms and conditions of this Addendum.

(j)	Taxes/Withholding. All payments to Schering hereunder shall be made by bank transfer in immediately available funds into a bank account to be indicated by Schering. Where required to do so by applicable law or treaty, Endorecherche shall withhold taxes required to be paid to a taxing authority on account of such income to Schering, and Endorecherche shall furnish Schering with satisfactory evidence of such withholding and payment in order to permit Schering to obtain a tax credit or other relief as may be available under the applicable law or treaty. Endorecherche shall cooperate with Schering in obtaining exemption from withholding taxes where available under applicable laws or treaties.

(k)	Manner of Payment. Reverse Royalties shall be payable from the country in which earned in local currency and subject to foreign exchange regulations then prevailing. All Reverse Royalty payments shall be in US dollars (US$) to the extent that conversion to United States dollars is permitted by law, and shall be made on the dates set forth herein. The Net Sales amount calculated hereunder shall first be determined in the currency in which the Licensed Products were sold and then converted into its equivalent US$ at the average monthly conversion rate for such foreign currency based on the conversion rates as published in The Wall Street Journal for the last month of the applicable calendar quarter. If, due to restrictions or prohibitions imposed by national or international authority, payments cannot be made as aforesaid, the parties shall consult to find a prompt and mutually acceptable solution, and Endorecherche shall deal with such monies as Schering may lawfully direct at no additional expense to Schering. Notwithstanding the foregoing, if Reverse Royalties in any country cannot be remitted to Schering for any reason within six (6) months after the end of the calendar quarter during which they are earned, then Endorecherche shall be obligated to deposit the Reverse Royalties in a bank account in such country in the name of Schering (or its designated Affiliate).

(l)	Duration of Reverse Royalty Obligations. Endorecherche’s obligation to pay Reverse Royalties to Schering under Section 3.04(f) shall expire on a country by country basis on the first to occur of (1) the twelve year anniversary of the first commercial sale of a Licensed Product containing Acolbifene in such country, or (2) the expiration of the last to expire Existing Patent Rights having a Valid Claim covering the Licensed Product in such country.

[***] Represents information redacted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended

3.05 Provisions Regarding Canada. The parties acknowledge and agree that effective as of the Addendum Date and notwithstanding anything in the Agreement or this Addendum to the contrary, Endorecherche shall have (i) the exclusive right to distribute, market, promote, offer for sale and sell Licensed Products containing Acolbifene in Canada on the terms and conditions set forth in this Section 3.05 (the “Commercial Rights in Canada”), and (ii) the non-exclusive right to make, have made, import and use Acolbifene and Licensed Products containing Acolbifene in Canada for the sole purpose of distribution, marketing, promotion, offering for sale and selling Licensed Products containing Acolbifene in the Field in Canada. Endorecherche shall have the right to grant sublicenses to third parties under the foregoing rights in Canada, if and only to the extent necessary to enable Endorecherche to exercise the Commercial Rights in Canada; provided that Endorecherche shall promptly notify Schering in writing upon granting any such sublicenses, and shall ensure that the terms and conditions of any such sublicense are consistent with and subject to the applicable terms of this Addendum. Schering’s Option rights set forth in Section 3.01 shall not be construed (expressly or by implication) as including the Commercial Rights in Canada. The licenses granted to Schering under Article 2, Paragraph (a) of the Agreement are hereby amended to expressly exclude the Commercial Rights in Canada, which Commercial Rights in Canada shall revert to Endorecherche effective as of the Addendum Date.

(a)	License in Canada. Effective as of the Addendum Date, Schering and its Affiliates hereby grant to Endorecherche (i) an exclusive (even as to Schering), royalty-bearing license, with the right to grant sublicenses, under any SCHERING Patent Rights and to use any SCHERING Know-How to distribute, market, promote, offer for sale and sell Licensed Products containing Acolbifene in the Field in Canada, and (ii) a non-exclusive royalty-bearing license, with the right to grant sublicenses, under any SCHERING Patent Rights and to use any SCHERING Know-How to make, have made, import, and use Acolbifene and Licensed Products containing Acolbifene for the sole purpose of distribution, marketing, promotion, offering for sale and selling Licensed Products containing Acolbifene in the Field in Canada. In the event that all of Schering’s licenses to Acolbifene in the Territory are terminated pursuant to Section 3.04(a), then effective upon the date of such termination the licenses set forth in this Section 3.05(a) shall be superseded and replaced in their entirety by the licenses granted pursuant to Section 3.04(b). In addition, during the Option Period Schering and its Affiliates shall not grant or convey to any third party any other licenses or other rights under their retained rights in Canada to the SCHERING Patent Rights or to use the SCHERING Know-How.

(b)

Development and Regulatory Approval of Acolbifene in Canada. Except as expressly set forth in this Section 3.05(b), all aspects of the development of Acolbifene in Canada shall be performed by Endorecherche in accordance with and subject to the terms and conditions of Article II of this Addendum. In the event that the provisions of Section 3.03 become effective, Endorecherche shall remain primarily responsible for the further development of Acolbifene in Canada. Effective as of the date on which Section 3.03 becomes effective, the PCC shall again be responsible for overseeing and coordinating all aspects of development of Acolbifene throughout the Territory (including Canada); provided, however, that Endorecherche shall have final decision making authority in accordance with Section 2.02 of this Addendum with respect to development matters that are specific to Canada alone. Endorecherche’s decision making authority with respect to development in Canada shall include without limitation decisions regarding regulatory strategy and product labeling in Canada. In exercising its decision making authority with respect to Canada, Endorecherche shall act in good faith to ensure that it does not undertake actions with respect to development of Acolbifene in Canada that may have a material adverse impact on development and commercialization of Acolbifene in the United States, the European Union or other countries outside of Canada.

(c)	Canadian Development Costs. To the extent that Endorecherche incurs any Development Costs in connection with the development of Acolbifene that are solely due to [***] (“Canadian Development Costs”), and notwithstanding anything in this Addendum or the Agreement to the contrary, Endorecherche shall at all times be solely responsible for any and all such Canadian Development Costs. The Canadian Development Costs shall not be included as Development Costs in the itemized statement to be provided to Schering pursuant to Section 2.03. In the event that Schering exercises the Option to retain its licenses to Acolbifene under Section 3.01, the Canadian Development Costs shall be expressly excluded from any determination of payments to be made by Schering pursuant to Sections 3.03(c) and 3.03(d).

(d)	Manufacturing in Canada. Endorecherche shall be responsible for manufacturing and/or procuring its requirement of Acolbifene and Licensed Products containing Acolbifene for development and commercialization in Canada. The parties acknowledge and agree that Schering and its Affiliates shall have the right to manufacture, and/or to contract with third parties to manufacture on their behalf, Acolbifene and/or Licensed Products containing Acolbifene in Canada for distribution, use and commercialization in the Territory; provided that Schering and its Affiliates shall not market, promote, offer for sale, sell or otherwise commercialize any such materials in Canada. In the event that Endorecherche desires to arrange to purchase supplies of Acolbifene and/or Licensed Products containing Acolbifene from Schering or its Affiliates, it shall notify Schering to that effect and the parties shall promptly meet for the purpose of negotiating in good faith the terms of a manufacturing and supply agreement for Canada on terms and conditions mutually acceptable to both parties.

[***] Represents information redacted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended

(e)	Distribution and Sales in Canada. The parties acknowledge and agree that the Commercial Rights in Canada held by Endorecherche give Endorecherche, its Affiliates and sublicensees the sole and exclusive right to distribute, market, promote, offer for sale and sell Acolbifene and Licensed Products containing Acolbifene in the Field in Canada; provided that Schering and its Affiliates shall have the limited right to distribute Acolbifene in Canada if and to the extent necessary for the conduct of any PCC approved clinical studies being conducted by the parties which include study sites in Canada. Endorecherche shall use diligent efforts to ensure, and shall procure that any of its sublicensees or other third party contractors use diligent efforts to ensure, that any supplies of Acolbifene and Licensed Products containing Acolbifene manufactured by or on behalf of Endorecherche (or its sublicensees) for commercialization in Canada are not distributed, marketed, promoted, offered for sale or sold in the United States, the European Union, or any other countries or territories in the Territory.

(f)	Other Matters Related to Commercialization in Canada. The terms and conditions of Sections 3.04(c), 3.04(d), 3.04(e), 3.04(f), 3.04(g), 3.04(h), 3.04(i), 3.04(j), 3.04(k) and 3.04(l) shall, effective as of the Addendum Date, apply and be in full force and effect solely with respect to Canada. In the event that Schering exercises the Option under Section 3.01 and retains the licenses to Acolbifene, and notwithstanding anything in this Addendum to the contrary, such provisions (including without limitation the obligation to pay Reverse Royalties on sales in Canada) will remain in full force and effect and continue to apply solely with respect to Canada.

Article IV. Representations and Warranties

4.01 Representations and Warranties of Both Parties. Each of Endorecherche and Schering hereby represents, warrants and covenants to the other party as of the Addendum Date as follows:

(i)	it is a corporation duly organized and validly existing under the laws of the state or other jurisdiction of its incorporation or formation;

(ii)	it has the power and authority to execute and deliver this Addendum and to perform its obligations hereunder;

(iii)	the execution, delivery and performance by such party of this Addendum and its compliance with the terms and provisions hereof does not conflict with or result in a breach of any of the terms and provisions of, or constitute a default under: (1) a loan agreement, guaranty, financing agreement, agreement affecting a product, or other agreement or instrument binding or affecting it or its property; (2) the provisions of its charter documents or bylaws (as applicable); or (3) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound;

(iv)	it does not have in effect, and during the term of this Addendum shall not enter into, any oral or written agreement or arrangement that would be inconsistent with its obligations under this Addendum;

(v)	the execution, delivery and performance of this Addendum by such party does not require the consent, approval, or authorization of, or notice, declaration, filing or registration with, any governmental or regulatory authority, and the execution, delivery or performance of this Addendum will not violate any law, rule or regulation applicable to such party;

(vi)	the execution, delivery and performance of this Addendum by it has been duly authorized by all requisite corporate action and constitutes such party’s legal, valid and binding obligation enforceable against it in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and to the availability of particular remedies under general equity principles; and

(vii)	it shall comply with all applicable material laws, rules and regulations relating to its activities under this Addendum.

4.02 Representations and Warranties by Endorecherche. Endorecherche hereby represent, warrants and covenants to Schering as follows:

(i)	it will use diligent efforts not to diminish the Option and other rights under the Patent Rights and Know-How granted to Schering hereunder, including, without limitation, by not committing or permitting any acts or omissions which would cause the breach of any agreements between itself and any third party which provide for intellectual property rights applicable to the development, manufacture, use or sale of Licensed Products containing Acolbifene in the Field in the Territory;

(ii)	it shall not use in any capacity, in connection with the development, manufacture or commercialization of Acolbifene or any Licensed Products containing Acolbifene, the services of any individuals or entities that have been debarred pursuant to the United States Food, Drug and Cosmetic Act, or excluded from participation in a federal healthcare program, including, without limitation, the Medicare, Medicaid or CHAMPUS programs.

4.03 No Warranty As to Patent Rights. Nothing in this Addendum shall be construed as a warranty or representation by either party as to the validity, scope or enforceability of any Patent Rights.

4.04 Representation by Legal Counsel. Each party hereto represents that it has been represented by legal counsel in connection with this Addendum and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Addendum, the parties agree that no presumption shall exist or be implied against the party which drafted such terms and provisions.

4.05 Warranty Disclaimer. THE REPRESENTATIONS, WARRANTIES AND COVENANTS OF EACH PARTY IN THIS ARTICLE 4 ARE IN LIEU OF ANY OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OF NONINFRINGEMENT, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR ANY IMPLIED WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE HEREBY SPECIFICALLY EXCLUDED AND DISCLAIMED.

Article V. Indemnification

The indemnification rights and obligations set forth in this Article V are in addition to and separate from any applicable indemnification provisions contained in the Agreement, which (to the extent applicable) shall remain in full force and effect. In the event of any inconsistency between the provisions of this Article V and the provisions of the Agreement, the parties agree that the provisions of this Article V shall control.

5.01 Indemnification by Endorecherche. Endorecherche shall indemnify, defend and hold harmless Schering, its Affiliates, and its and their respective officers, directors, employees and agents from and against any and all claims, suits, liability, damages, losses, costs or expenses (including reasonable attorneys’ fees) which directly or indirectly result from or arise out of: (i) the development, manufacture, storage, distribution, marketing, promotion, use or sale of Acolbifene and/or Licensed Products containing Acolbifene by or on behalf of Endorecherche or any of its Affiliates or contractors during the Option Period; (ii) the development, manufacture, storage, distribution, marketing, promotion, use or sale of Acolbifene and/or Licensed Products containing Acolbifene by or on behalf of Endorecherche or any of its Affiliates or sublicensees in Canada at any time on or after the Addendum Date; (iii) solely in the event that Schering’s licenses to Acolbifene are terminated pursuant to the terms of 3.01, the development, manufacture, storage, distribution, marketing, promotion, use or sale of Acolbifene and/or Licensed Products containing Acolbifene by or on behalf of Endorecherche or any of its Affiliates or sublicensees on or after the effective date of such termination; (iv) the breach by Endorecherche of one or more of its material obligations under this Addendum, or (v) the breach by Endorecherche of one or more of its representations, warranties or covenants under this Addendum, except, with respect to each of (i), (ii), (iii), (iv) and (v) above, to the extent caused by Schering’s or its Affiliate’s gross negligence or willful misconduct.

5.02 Indemnification by Schering. Schering shall indemnify, defend and hold harmless Endorecherche, its Affiliates, and its and their respective officers, directors, employees and agents from and against any and all claims, suits, liability, damages, losses, costs or expenses (including reasonable attorneys’ fees) which directly or indirectly result from or arise out of (i) the breach by Schering of one or more of its material obligations under this Addendum, or (ii) the breach by Schering of one or more of its representations or warranties under this Addendum, except, with respect to each of (i) and (ii) above, to the extent caused by Endorecherche’s or its Affiliate’s gross negligence or willful misconduct.

5.03 Conditions to Indemnification. Each Party agrees to promptly give the other party notice of any claim for which indemnification may be sought. Failure of an indemnified party to provide notice of a claim to the indemnifying party shall only affect the indemnified party’s right to indemnification hereunder if and to the extent that such failure has a material adverse effect on the indemnifying party’s ability to defend the claim and/or the nature or the amount of the liabilities under the claim. The indemnifying party shall have the right to assume the defense of any suit or claim for which its is indemnifying the other party if it has assumed responsibility for the suit or claim in writing; provided, however, that if in the reasonable judgment of the indemnified party, such suit or claim involves an issue or matter which could have a materially adverse effect on the business operations or assets of the indemnified party, the indemnified party may waive its rights to indemnity under this Addendum and control the defense or settlement thereof, but in no event shall any such waiver be construed as a waiver of any indemnification rights such Party may have at law or in equity. If the indemnifying Party defends the suit or claim, the indemnified Party may participate in (but not control) the defense thereof at its sole cost and expense.

5.04 Settlements. Neither party may settle any claim or action related to a liability arising under or in connection with this Addendum or the parties’ performance hereunder without the consent of the other party if such settlement would impose any monetary obligation on the other party or require the other party to submit to an injunction or otherwise limit the other party’s rights under this Addendum; provided that such consent shall not be unreasonably withheld or delayed. Any payment made by a party to settle any such claim or action shall be at its own cost and expense.

5.05 Limitation of Liability. With respect to any claim by one party against the other party arising out of the performance or failure of performance of the other party under this Addendum, the parties expressly agree that the liability of such party to the other party for such breach shall be limited under this Addendum or otherwise at law or equity to direct damages only and in no event shall a party be liable to the other party for any indirect, punitive, exemplary or consequential damages suffered or incurred by the other party.

5.06 Insurance. Each party acknowledges and agrees that during the term of this Addendum it shall maintain adequate insurance and/or a self-insurance program for contractual liability insurance to cover such party’s obligations under this Addendum. Each party shall provide the other party with evidence of such insurance and/or self-insurance program, upon request.

Article VI. Term and Termination

6.01 Term of Agreement. This Addendum shall become effective as of the Addendum Date and, unless terminated earlier by mutual written agreement of the parties or by one party pursuant to Sections 6.02 or 6.04 below, this Addendum shall continue in effect: (1) solely in the event that Schering exercises the Option and retains rights to Acolbifene, on a country-by-country basis until the later of expiration of Schering’s Earned Royalty obligations under Section 3.03(f), or expiration of Endorecherche’s obligation to pay Reverse Royalties in sales of Acolbifene in Canada under Sections 3.05(f); or (2) solely in the event that Schering’s licenses to Acolbifene are terminated pursuant to Section 3.01, on a country-by-country basis until the expiration of Endorecherche’s obligation to pay Reverse Royalties to Schering in such country.

6.02 Termination for Breach. Each party shall have the right to unilaterally terminate this Addendum upon sixty (60) days written notice to the other party (or on ten (10) business days notice with respect to failure to make payments when properly due) if such other party commits a material breach of one or more of its obligations under this Addendum and/or the Agreement, and thereafter fails to either (1) cure such breach within such notice period, or (2) if the breach (excluding any failure to make payments when properly due) is not reasonably capable of being cured within sixty (60) days, to promptly undertake and thereafter use continuing diligent efforts to complete actions reasonably expected to cure the breach within a reasonable time period to be agreed upon by the parties (not to exceed one hundred and eighty (180) days).

(a)	Country Specific Breach. The foregoing notwithstanding, in the event such breach occurs after Schering has exercised the Option under Section 3.01 and retained the licenses to Acolbifene in the Territory:

(i)	to the extent that Endorecherche terminates this Addendum pursuant to this Section 6.02(a) due to an uncured material breach by Schering of its obligations with respect to development and/or commercialization of Licensed Products containing Acolbifene in the United States and/or the European Union, such termination shall be effective with respect to the entire Territory; or

(ii)	to the extent that Endorecherche terminates this Addendum pursuant to this Section 6.02(a) due to an uncured material breach by Schering of its obligations with respect to development and/or commercialization of Licensed Products containing Acolbifene in one or more countries in the Territory (except for the United States and the European Union), such termination shall be effective only with respect to the country or countries in the Territory where such breach occurred.

(b)	Breach by Endorecherche in Canada. In the event that Schering terminates this Addendum pursuant to this Section 6.02 due to an uncured material breach by Endorecherche of its obligations with respect to development and/or commercialization of Licensed Products containing Acolbifene in Canada, such termination shall be specific to rights in Canada and the terms of Section 6.04(b) shall apply.

6.03 Termination for Insolvency. This Addendum may be immediately terminated by a party by written notice to the other party upon the filing or institution of bankruptcy, reorganization (in connection with any insolvency), liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by such other party, or in the event a receiver or custodian is appointed for such other party’s business, or if a substantial portion of such other party’s business is subject to attachment or similar process; provided, however, that in the case of any involuntary bankruptcy proceeding such right to terminate shall only become effective if the proceeding is not dismissed within sixty (60) days after the filing thereof.

6.04 Effect of Termination for Breach. The expiration or earlier termination of this Addendum (in whole or in part) shall not relieve either party of any obligation accruing under this Addendum prior to such expiration or termination. Any expiration or early termination of this Addendum shall be without prejudice to the rights of either party against the other accrued or accruing under this Addendum prior to such expiration or termination, including the obligation to pay Earned Royalties or Reverse Royalties (as applicable) for Licensed Products sold prior to such termination.

(a)	Termination for Breach by Schering After Retaining the Licenses to Acolbifene. The provisions of this Section 6.04(a) shall apply solely in the event that Schering exercises the Option under Section 3.01 and retains the licenses to Acolbifene in the Territory. In the event that this Addendum is terminated by Endorecherche pursuant to Section 6.02(a)(ii) in one or more countries in the Territory, then the following provisions will become effective as of the date of such termination:

(i)	Schering’s licenses with respect to Acolbifene under this Addendum and the Agreement in such country(ies) shall terminate and revert to Endorecherche; and

(ii)	Schering shall (at Schering’s expense) promptly transfer to Endorecherche (or its designee) any and all Regulatory Approvals for Licensed Products containing Acolbifene in such country(ies).

In the event that this Addendum is terminated by Endorecherche pursuant to Section 6.02(a)(i), then the effects of termination set forth in (i) and (ii) (above) shall apply with respect to all countries in the Territory.

(b)	Termination for Breach by Endorecherche with respect to Canada. In the event that this Addendum is terminated by Schering at any time after the end of the Option Period due to a material breach of this Addendum and/or the Agreement by Endorecherche or its Affiliates in connection with the development or commercialization of Licensed Products containing Acolbifene in Canada, such termination shall be limited to rights in Canada, and the following provisions shall govern:

(i)	All of Endorecherche’s licenses and other rights with respect to Acolbifene under this Addendum and the Agreement in Canada shall terminate and Schering shall thereafter hold an exclusive (even as to Endorecherche), paid-up, royalty-free license, under all ENDORECHERCHE Patent Rights and Know-How to develop and commercialize Acolbifene and Licensed Products containing Acolbifene in Canada; and

(ii)	Endorecherche shall (at Endorecherche’s expense any and all) promptly transfer to Schering (or its designated Affiliate) any Regulatory Approvals for Licensed Products containing Acolbifene in Canada.

6.05 Surviving Terms. The terms and conditions of Articles IV, V and VII, and of Sections 2.04, 3.03(g), 3.04(h), 3.04(j), 6.04, 6.05 and 6.06 of this Addendum shall survive any expiration or termination of this Addendum for any reason and remain in full force and effect.

6.06 Termination Upon Discontinuing Development. Solely in the event that Endorcherche notifies Schering pursuant to Section 2.01 that it has determined (in its sole discretion) to terminate development efforts under this Addendum, then effective as of the date on which Schering receives such notice this Addendum shall immediately terminate in its entirety. Effective upon such termination the rights and obligations of the parties with respect to Licensed Products containing Acolbifene shall revert to and be governed by the terms and conditions of the Agreement in the same manner as if this Addendum had never existed; provided that following such termination Schering’s obligations under the Agreement to reimburse Endorecherche for development costs shall not apply to any development costs incurred by Endorecherche during the term of this Addendum.

Article VII. Miscellaneous Provisions

7.01 Assignment. This Addendum and the Option, licenses and other rights granted herein or in the Agreement shall not be assignable by either party (except as expressly provided in Article 9, Paragraph (g) of the Agreement), either in whole or in part, whether by operation of law or otherwise, without the prior written consent of the other party, such consent not to be unreasonably withheld. Notwithstanding the foregoing, each party may assign this Addendum to an Affiliate without the prior consent of the other party; provided that the assigning party shall remain liable for the performance by its assignees under this Addendum.

7.02 Waiver. Any delay or failure by a party in enforcing its rights under this Addendum or any waiver as to a particular default or other matter shall not constitute a waiver of such party’s rights to the future enforcement of such rights under this Addendum, nor operate to bar the exercise or enforcement thereof at any time or times thereafter, excepting only as to an express written and signed waiver by such party as to a particular matter for a particular period of time.

7.03 Independent Relationship. Nothing in this Addendum shall be deemed to create an employment, agency, joint venture or partnership relationship between the parties hereto (or any of their respective Affiliates, agents or employees) or any other legal arrangement that would impose liability upon one party for the act or failure to act of the other party. Neither party shall have any power to enter into any contracts or commitments or to incur any liabilities in the name of, or on behalf of, the other party, or to bind the other party in any respect whatsoever.

7.04 Export Control. This Addendum is made subject to any restrictions concerning the export of products or technical information from the United States of America which may be imposed upon or related to Endorecherche or Schering from time to time by the government of the United States of America. Furthermore, Endorecherche agrees that it will not export, directly or indirectly, any technical information acquired from Schering under this Agreement or any products using such technical information to any country for which the United States government or any agency thereof at the time of export requires an export license or other governmental approval, without first obtaining the written consent to do so from the Department of Commerce or other agency of the United States government when required by an applicable statute or regulation.

7.05 Notice. Any notice or other communication required or permitted to be given by one party to the other party pursuant to this Addendum shall be sent to such party (i) by certified or registered mail, return receipt and postage prepaid, (ii) by facsimile, with confirmation sent by first class mail, postage prepaid, or (iii) by overnight delivery service, in each case addressed to:

i) for notices to Schering:

Schering-Plough Ltd. Weystrasse 20, P.O. Box CH-6000, Lucerne 6 Switzerland Attention: President Fax: 41 41 418 1626

Schering Corporation 2000 Galloping Hill Road Kenilworth, New Jersey 07033 Attention: Senior Vice President, Global Licensing Fax: 908-298-7366

with copies to:	Attention: Senior Legal Director, Licensing
Fax: 908-298-2739

ii) for notices to Endorecherche:

Endorecherche Inc. 2989 de la Promenade Sainte-Foy (Quebec) Canada G1W 2J5

Attention: Dr Fernand Labrie, President
Fax: (418) 651-1856

or to such other address as a party shall designate by written notice given to the other party.

7.06 Entire Agreement. This Addendum together with the Agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings contained herein or therein sets forth the complete, final and exclusive agreement between the parties with respect to the subject matter hereof. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the parties other than as are set forth in the above-mentioned documents. No subsequent alteration, amendment, change, waiver or addition to this Addendum or the Agreement shall be binding upon the parties unless reduced to writing and signed by an authorized officer of each party. Each party in deciding to execute this Addendum has not relied on any understanding, agreement, representation or promise by the other party which is not explicitly set forth herein.

7.07 Force Majeure. Failure of a party to perform its obligations under this Addendum (except the obligation to make payments when properly due) shall not subject such party to any liability or place them in breach of any term or condition of this Addendum to the other party if such failure is due to any cause beyond the reasonable control of such non-performing party (“force majeure”), unless conclusive evidence to the contrary is provided. Causes of non-performance constituting force majeure shall include, without limitation, acts of God, fire, explosion, flood, drought, war, riot, sabotage, terrorism, embargo, strikes or other labor trouble, failure in whole or in part of suppliers to deliver on schedule materials, equipment or machinery, interruption of or delay in transportation, a national health emergency or compliance with any order or regulation of any government entity acting with color of right. The party affected shall promptly notify the other party of the condition constituting force majeure as defined herein and shall exert reasonable efforts to eliminate, cure and overcome any such causes and to resume performance of its obligations with all possible speed; provided, however, that nothing contained herein shall require any party to settle on terms unsatisfactory to such party any strike, lock-out or other labor difficulty, any investigation or proceeding by any public authority, or any litigation by any third party. If a condition constituting force majeure as defined herein exists for more than ninety (90) consecutive days, the parties shall meet to negotiate a mutually satisfactory resolution to the problem, if practicable.

7.08 Governing Law. This Addendum shall be construed and the legal relations between the parties hereto determined in accordance with the laws of the State of New Jersey, without regard for the conflicts of law provisions thereof.

7.09 Severability. If any provision of this Addendum is declared illegal, invalid or unenforceable by a court having competent jurisdiction, it is mutually agreed that this Addendum shall endure except for the part declared invalid or unenforceable by order of such court; provided, however, that in the event that the terms and conditions of this Addendum are materially altered, the parties will, in good faith, renegotiate the terms and conditions of this Addendum to reasonably substitute such invalid or unenforceable provisions in light of the intent of this Addendum.

7.10 Counterparts. This Addendum shall become binding when any one or more counterparts hereof, individually or taken together, shall bear the signatures (including by facsimile) of each of the parties hereto. This Addendum may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.11 Further Acts. Each party agrees to execute, acknowledge and deliver such further instruments, and to do all other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Addendum including, without limitation, any filings with any antitrust agency which may be required.

IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representatives of the Parties as of the date set forth below.

ENDORECHERCHE INC.		SCHERING CORPORATION

By:	Fernand Labrie	By:	/s/ illegible
Title:	President	Title:	Direktor
Date:	June 9, 2005	Date:	June 20, 2005

SCHERING-PLOUGH LTD.

		By:	/s/ illegible
		Title:	Direktor
		Date:	June 20, 2005

EXHIBIT 1

Chemical Structure of Acolbifene

Acolbifene is the chemical compound known as acolbifene hydrochloride, which has the following chemical structure:

[***]

and may be alternatively described as:

[***]

and as used in this Agreement all references to Acolbifene shall also include any other salts, hydrates or solvates.

26

[***] Represents information redacted and filed separately with the Commission pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended